UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Determination of the Number of Shares to be Issued

in connection with the Issuance of New Shares by way of Third-Party Allotment

Tokyo, December 24, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) announces that, in connection with the Issuance of New Shares by way of Third-Party Allotment, which was resolved at the meeting of the Board of Directors held on November 30, 2009, MUFG has been notified that the allottee elects to subscribe in full for the shares, as set forth below.

(1)	Number of Shares to be Issued		163,000,000 shares

(2)	Total Amount to be Paid		¥67,242,390,000

(3)	Amount of Stated	The amount of stated capital to be increased	¥33,621,195,000

	Capital and Additional	The amount of additional paid-in capital to be increased	¥33,621,195,000

	Paid-in Capital to be Increased

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc. Public Relations Division 81-3-3240-7651

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the determination of the number of shares to be issued in connection with the issuance of new shares by way of third-party allotment, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has not been prepared for the purpose of soliciting investments or engaging in any other similar activities within or outside Japan.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

[For Reference]

1.	The Issuance of New Shares by way of Third-Party Allotment was resolved at the meeting of the Board of Directors held on November 30, 2009 together with the Issuance of New Shares by way of Offering and Secondary Offering of Shares (Secondary Offering by way of Over-Allotment).

For detailed information on the Issuance of New Shares by way of Third-Party Allotment, please refer to the press releases entitled “Concerning Issuance of New Shares and Secondary Offering of Shares, and Withdrawal of Shelf Registration in Japan for Future Equity Issuances” dated November 30, 2009 and “Concerning Determination of Issue Price and Selling Price and Other Matters” dated December 14, 2009.

2.	Changes in the number of outstanding shares as a result of the Issuance of New Shares by way of Offering and the Issuance of New Shares by way of Third-Party Allotment

Total number of outstanding shares at present (as of November 30, 2009):

	Common Stock:	11,648,414,920 shares
	First Series of Class 3 Preferred Shares: First Series of Class 5 Preferred Shares:	100,000,000 shares 156,000,000 shares
	Class 11 Preferred Shares:	1,000 shares
	Total:	11,904,415,920 shares

Increase in number of shares as a result of the Issuance of New Shares by way of Offering:

	Common Stock:	2,337,000,000 shares

Total number of outstanding shares after the Issuance of New Shares by way of Offering:

	Common Stock:	13,985,414,920 shares
	First Series of Class 3 Preferred Shares:	100,000,000 shares
	First Series of Class 5 Preferred Shares:	156,000,000 shares
	Class 11 Preferred Shares:	1,000 shares
	Total:	14,241,415,920 shares

Increase in number of shares as a result of the Issuance of New Shares by way of Third-Party Allotment:

	Common Stock:	163,000,000 shares

Total number of outstanding shares after the Issuance of New Shares by way of Third-Party Allotment:

	Common Stock:	14,148,414,920 shares
	First Series of Class 3 Preferred Shares: First Series of Class 5 Preferred Shares:	100,000,000 shares 156,000,000 shares
	Class 11 Preferred Shares:	1,000 shares
	Total:	14,404,415,920 shares
Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the determination of the number of shares to be issued in connection with the issuance of new shares by way of third-party allotment, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has not been prepared for the purpose of soliciting investments or engaging in any other similar activities within or outside Japan.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

3.	Use of Proceeds

The aggregate amount of ¥ 1,031,325,000,000, which is the sum of (a) the aggregate approximate net amount of ¥ 1,026,051,000,000 (the total amount of ¥ 446,171,110,000, which is the approximate net amount of the Japanese Offering, ¥ 512,974,500,000, which is the approximate net amount of the International Offering, and ¥ 66,905,390,000, which is the approximate net amount of the Issuance of New Shares by way of Third-Party Allotment) and (b) additional cash on hand equal to the amount of estimated offering expenses with respect to the Japanese Offering, the International Offering and the Issuance of New Shares by way of Third-Party Allotment (and which sum is equal to the aggregate of total amount to be paid to MUFG in connection with the Japanese Offering, the International Offering and the Issuance of New Shares by way of Third-Party Allotment), is planned to be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen MUFG’s overall group capital base.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the determination of the number of shares to be issued in connection with the issuance of new shares by way of third-party allotment, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has not been prepared for the purpose of soliciting investments or engaging in any other similar activities within or outside Japan.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.